Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite #10

Alachua, Florida 32615

February 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

      Re:                    Applied Genetic Technologies Corporation

Registration Statement on Form S-1

File No. 333-236156

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied Genetic Technologies Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-236156), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern time on February 6, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Foley Hoag LLP, request by telephone that such Registration Statement be declared effective. By separate letter, the underwriters of the offering of securities being registered join in this request for acceleration.

The Company hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Stacie S. Aarestad, Esq. of Foley Hoag LLP at (617) 832-1108.

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Very truly yours,

APPLIED GENETIC TECHNOLOGIES CORPORATION

By:	/s/ Susan B. Washer
Name: Susan B. Washer
Title: President and Chief Executive Officer

[Signature Page to Applied Genetic Technologies Corporation Acceleration Request]